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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-08931
CUSIP NUMBER 229669106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cubic Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9333 Balboa Avenue
Address of Principal Executive Office (Street and Number)

San Diego, California 92123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cubic Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended September 30, 2013 within the prescribed time period without unreasonable effort or expense.

The Company is in the process of calculating a goodwill impairment charge for its Mission Support Services segment for the fiscal year ended September 30, 2013, which the Company expects to be material.  U.S. federal budget issues and the implementation of sequestration by the U.S. government were among the factors that resulted in a decline in the estimated fair value of the Company’s Mission Support Services segment and resulted in the goodwill impairment charge.  Consequently, the Company has not been able to complete its financial statements for the fiscal year ended September 30, 2013.  The Company expects to complete the process of calculating the impairment of goodwill and file its Form 10-K for the year ended September 30, 2013 on or before December 16, 2013, within the prescribed extension period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John D. Thomas	(858)	277-6780
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the goodwill impairment charge described in Part III above.  Such impairment charge, as well as reductions in operating income for each of the Company’s business segments, are expected to have an adverse effect on the Company’s reported earnings for the fiscal year ended September 30, 2013 as compared to the fiscal year ended September 30, 2012.  Until completion of the process of calculating the goodwill impairment charge, the Company will not be in a position to provide a reasonable estimate of the quantitative changes in the results of operations for such period.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including statements related to impairment of goodwill, the timing and outcome of the Company’s work in connection with completing its financing statements for the year ended September 30, 2013, the Company’s timing of filing its Annual Report on Form 10-K and changes to the Company’s results of operations for the year ended September 30, 2013 as compared to the year ended September 30, 2012.  These forward-looking statements are based upon the Company’s current expectations.  Actual results or outcomes may differ materially from those expressed in any forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with changes in expected financials results based on the completion of financial closing procedures and the audit of the financial statements, additional delays with respect to completing the financial statements, and other risks detailed in the Company’s filings with the SEC, and investors should not place undue reliance on any forward-looking statements.  In addition, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as required by law.

Cubic Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 27, 2013	By	/s/ John D. Thomas
John D. Thomas
Executive Vice President and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).